

July 24, 2014

Via E-mail
Mr. Mark E. Newman
Senior Vice President and Chief Financial Officer
SunCoke Energy, Inc.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

RE: **SunCoke Energy, Inc.**
Form 10-K for the Year Ended December 31, 2013
Filed February 28, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 27, 2014
File No. 1-35243

Dear Mr. Newman:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Notes to the Financial Statements

Note 16. Debt, page 100

1. Please disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of the significant financial covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions in future filings will look like.

Definitive Proxy Statement on Schedule 14A filed March 27, 2014

Director Compensation, page 17

Director Stock Ownership Guidelines, page 18

2. In future filings, please disclose whether each director has satisfied the requisite stock ownership guidelines. Similarly, please also disclose in future filings whether your executive officers have satisfied the stock ownership guidelines discussed on page 28.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Annual Cash Incentive Awards, page 24

3. With a view toward disclosure in future filings, please clarify how the AIP works "in conjunction with" the SEIP. Please also clarify whether you paid out any amounts under the SEIP in 2013, and tell us where these amounts are reflected in the Summary Compensation Table.

Long-Term Performance Enhancement Plan, page 27

4. With a view towards future disclosure, please tell us how the compensation committee determined the mix of stock options, restricted share units and performance share units comprising the long term equity awards.

5. In future filings, please revise your disclosure to provide a more specific analysis of how the individual stock options, restricted share units and performance share unit amounts were determined for each named executive officer, specifying the financial and individual performance criteria used to determine award amounts for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

6. In future filings, please clarify how the level of payout under PSUs is determined. We note your disclosure that it varies from zero to 200%, but does not clarify what measure this percentage relates to. We note that you discuss target incentive opportunity amounts for each NEO for annual cash incentive awards, but not for the LTPEP or more specifically, the PSUs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant